# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AMICUS THERAPEUTICS, INC., CIK 0001178879
CUSIP: 03152W109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 47 HULFISH STREET, PRINCETON, New Jersey (NJ), 08542
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001644956

## Reporting persons
- WILLIAM BLAIR INVESTMENT MANAGEMENT, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 14,343,352; shared voting power 0; sole dispositive power 15,974,254; shared dispositive power 0; aggregate amount beneficially owned 15,974,254 (5.2% of the class)

## Item 1. Issuer
Name of issuer: AMICUS THERAPEUTICS, INC.
Address of issuer's principal executive offices: 47 HULFISH STREET, PRINCETON, NEW JERSEY, 08542

## Item 2. Person Filing
Name of person filing: William Blair Investment Management, LLC
Address of principal business office or, if none, residence: 150 North Riverside Plaza, Chicago, IL 60606
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 15,974,254
Percent of class: 5.2%
Sole power to vote or to direct the vote: 14,343,352
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 15,974,254
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- WILLIAM BLAIR INVESTMENT MANAGEMENT, LLC: Walter R. Randall, Jr., Chief Compliance Officer (11/12/2025)